

Mail Stop 7010

September 5, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Kerry Propper
Chief Executive Officer
Chardan South China Acquisition Corporation
China Energy Technology Limited
625 Broadway, Suite 1111
San Diego, CA 92101

> **Re:** **Chardan South China Acquisition Corporation**
> **China Energy Technology Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 14, 2007**
> **File No. 333-142894 and 333-142894-01**

Dear Mr. Propper:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure in the last paragraph on page 47 regarding the fact that you will seek security holder approval to ratify the actions of management, the board of directors and their agents. This item is not listed on the proxy card or elsewhere in the filing, other than on page 46. Please advise or revise.

2. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X. In this regard, your June 30, 2007 financial statements should have been included in this amendment number one.

3. Please provide updated consents from your independent accountants in each amendment to your registration statement.

4. We note your response to our prior comments 107, 112, 113 and 116. Please ensure that you address these comments in your next amendment, as indicated in your response.

Letter to Stockholders of Chardan South China Acquisition; Prospectus Cover pages

5. Please see our prior comment 10. As stated in that comment, we regard a letter to security holders to be the prospectus cover page for purposes of the one-page limitation on prospectus cover pages set forth in Item 501 of Regulation S-K. Please revise to eliminate the shareholder letter or the prospectus cover page for each prospectus. Note that we do not object to an alternative cover page and other alternative pages for the exchange offer, however, each prospectus is subject to the one–page limitation for its cover.

6. We note your response to prior comment 12. Please clarify for us exactly what securities you are registering and to whom these securities are being offered, and revise your prospectus for the merger accordingly. In this regard, we note that the fee table included in registration statement as filed includes Units. If you are not offering Units, please revise and replace your fee table to correctly reflect the securities being registered. Note that although the Units are comprised of warrants and shares, if you are offering Units in exchange for outstanding Units, we would consider them to be separate securities.

Questions and Answers about the Meeting, page 8

7. We note that the first Q&A on page 14 entitled "What happens if the stock purchase is not consummated?" appears to reference the original liquidation date and not the new liquidation date. Please advise or revise.

8. In the question entitled "Why is Chardan proposing to that [sic] CETL have authorized capital of 50 million shares?", please clarify why Chardan's shareholders are being asked to vote on this matter, given that they are not yet stockholders of CETL, as the reincorporation merger has not yet occurred. Please also explain what action you intend to take if the Chardan shareholders do not approve the increase. Please see Item 18 of Schedule 14A. Please also explain whether this proposal is contingent upon the approval of other proposals or vice-versa under "Relation of Proposals" on page 23.

9. In response to the question "What will happen if all of the Head Dragon Holdings preferred stock is not exchanged in the exchange offer?", you state that the holders of such shares will have limited rights to approve "certain fundamental transactions", but that they would have no right to vote on "any matters requiring

the approval of CETL stockholders." Please clarify the extent to which the preferred shareholders will be able to preclude or control any "fundamental transactions" involving Head Dragon, including business combinations, recapitalizations or other transactions that may be favorable to CETL and its stockholders notwithstanding that CETL stockholders would not vote directly on these transactions.

Summary, page 19

10. We read in the second to last paragraph on page 19 that GaoKe generated, after deduction for minority interests, approximately $98.70 million and $75.45 million in revenue, respectively, for the years ended December 31, 2005 and 2006. Based on your statement of operations on page FII-4, you appear to have reversed the amounts for 2005 and 2006 in this disclosure. Additionally, your statement that you have deducted minority interests from these revenue numbers is unclear given your disclosure in Note 2 that you consolidate Design and the presentation of minority interest on your statement of operations. Please advise or revise your disclosure.

Head Dragon Historical Financial Information, page 30

11. Please revise your 2005 and 2006 financial information to conform to your audited financial statements.

12. Please tell us what consideration you gave to disclosing balance sheet data for the 2006 interim period. Refer to Instruction 4 to Item 301 of Regulation S-K.

Comparative Per Share Information, page 32

13. Please ensure that your earnings per share information for the pro forma combined company agrees to your pro forma financial statements beginning on page 119. In this regard, your diluted earnings per share as of March 31, 2007 assuming no shares issued for preferred stock appears to be the basic earnings per share number instead of diluted earnings per share.

14. Please also disclose book value per share for the most recent fiscal year. Refer to the instruction to Item 3(f) of Form S-4.

15. We note that you present pro forma earnings per share information and pro forma dividends declared per share information for both the case where no shares are issued for preferred stock and the case where the maximum shares (650,000 shares) are issued for preferred stock. Please tell us what consideration you gave

to showing the impact of shares issued for preferred stock on your book value per share to be consistent with your other disclosures.

16. Please also disclose dividends declared per share for the subsequent interim period. Refer to the instruction to Item 3(f) of Form S-4. If you have not declared dividends during 2007, we will not object if you present this information in narrative form rather than tabular form.

Valuation Information, page 56

17. We reissue prior comment 39, as it does not appear that you have provided the financial projections prepared by GAI as part of its report.

Satisfaction of 80% Test, page 57

18. We note your response to prior comment 41. Please describe in greater detail how the board of directors selected 26.35 as the price earnings ratio starting point in the comparable company analysis. Please also explain how it selected 30% as the discount for being a private company. Finally, please explain in greater detail how the discounted cash flow analysis resulted in a $342 million valuation for the company.

Material U.S. Federal Income Tax Considerations of the Redomestication…, page 60
Material U.S. Federal Income Tax Considerations of the Exchange Offer. page 82

19. We note that counsel has provided a short-form tax opinion, which is included as Exhibit 8.1 to the registration statement. As such, the disclosure in these sections must be counsel's opinion and not merely a summary of the tax consequences. In addition, the current disclosure does not clearly indicate which statements are the opinion of counsel. Please revise accordingly.

20. Clarify the impact on stockholders that will result from CETL either being or not being a PFIC. Your statement "subject to the PFIC rules discussed below" suggests the tax treatment will be affected by this determination, but does not explain how.

Differences in Stockholder Rights, page 75

21. We note your response to prior comment 45. Please briefly discuss the terms of CETL's charter documents that are more protective. Please also briefly discuss the material differences between Delaware and Bermuda law as they impact the rights of security holders.

Research and Development, page 98

22. We reissue prior comment 63, as it does not appear that these agreements were filed as exhibits to the registration statement.

Management's Discussion and Analysis of Financial Condition…, page 101

23. We note your response to prior comment 68. Please disclose this information in this section and discuss the impact on your liquidity.

24. Please disclose the information required by Item 305(a)(5) of Regulation S-K.

Overview, page 101

25. We note your presentation of backlog on pages 102 and 103. Please tell us if the changes to your historic backlog data, as compared to the prior draft of this S-4, represent changes in how you determine backlog. If so, please clarify your disclosure to more clearly explain at what point a contract is considered to be part of your backlog.

Revenue Backlog, page 104

26. Please explain in greater detail the basis for the assertion in the first sentence of the second paragraph that the disclosure "has little significance…"

Comparison of Years Ended December 31, 2006 and 2005, page 106

27. Please refer to your analysis of "Other Income" at the bottom of page 107 and your response to our prior comment 117. Your MD&A analysis continues to indicate that design consulting work performed for third parties is classified as a non-operating activity. We also note that the amount of other income seen on page 107 agrees to the non-operating income that is titled "Interest Income" on the face of your statement of operations, and we note that this line item was titled "Other Income" on the face of your statement of operations in the previous draft. Please reconcile your description of this non-operating income between your MD&A analysis and your statement of operations, and revise as necessary. Also apply this comment to your MD&A analysis of "Other Expenses" on page 105.

Liquidity and Capital Resources, page 109

28. We note your response to our prior comment 106. Please ensure that your analysis of cash flows reflects the changes made on the face of your cash flow

statement. For example, in your comparison of December 31, 2006 and 2005 cash flows, your discussion of investing cash flows continues to present a negative number for 2006 and continues to refer to your $5.02 million dividend payment in 2006, and your discussion of financing cash flows continues to indicate that there was a decrease of $1.71 million between 2005 and 2006.

Unaudited Pro Forma Combined Financial Statements, page 119

29. Refer to your pro forma balance sheet on page 121. Please explain to us why the pro forma combined retained earnings differs from Head Dragon's historical retained earnings.

30. We note your response to our prior comment 71. It remains unclear to us why you are not presenting Head Dragon's May 2007 debt and equity financing transaction in your pro forma financial statements as this transaction has a material impact on Head Dragon's capitalization prior to the time of the merger. Please advise or revise. We note that this financing transaction would also impact Head Dragon's diluted earnings per share as the preferred stock is convertible into Head Dragon common stock.

31. We note your presentation of pro forma cash dividends declared per share on pages 125 and 126. Please also disclose Head Dragon's historical cash dividends per share.

Directors and Management, page 127

32. We note your response to prior comment 76. Please file the consents as exhibits to the registration statement, as required by Rule 438 of Regulation C.

Preference Stock, page 139

33. We note your response to prior comment 90. Please advise us supplementally as to the terms of the preferred stock. In addition, your supplemental response refers to shares of preferred stock that "will be issued" by Head Dragon Holdings. Please clarify whether new preferred shares will be issued, or if you are referring to shares already outstanding that are not exchanged in the exchange offer. Finally, to the extent that the holders of preferred shares of Head Dragon can influence transactions, are entitled to preferential distributions or dividends, or other similar matters, then the CETL shareholders would be affected by these terms insofar as CETL's interest in Head Dragon is affected.

<u>Head Dragon Holdings Limited Financial Statements for the Year Ended December 31, 2006</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page FII-10</u>

34. We read that additional revenue related to claims is recognized only to the extent that contract costs relating to the claim have been incurred and evidence provides a legal basis for the claim. Please also disclose, if true, that revenue relating to claims is recognized only if it is probable that the claim will result in additional contract revenues. Refer to paragraph 65 of SOP 81-1.

35. Please tell us what consideration you gave to the disclosure requirements of Article 5-02(3)(c) of Regulation S-X.

36. We have read your response to our prior comment 108 and your updated disclosures. Regardless of the fact that your subcontractors satisfy your warranty claims it appears that you are ultimately responsible for those claims. Although you have historically had "no material expenditures," we believe you should disclose the amounts of claims for all periods presented which you have incurred and subsequently collected from your sub-contractors.

37. We note your response to prior comment 114. Please disclose, similar to your response to us, that you have had no material losses on contracts to date as we believe this provides your readers with important insight into this matter.

<u>Note 4 – Related Party Balances and Transactions, page FII-13</u>

38. We note your response to our prior comment 121 and have the following additional comments:

    - We read on page 20 that "as a result of a series of transactions among the original shareholders of Head Dragon Holdings during the course of 2006, Mr. Jinxiang Lu became the sole shareholder of the outstanding common stock of Head Dragon Holdings." Please reconcile this statement with your response, which indicates that the sole shareholder of GaoKe became the sole shareholder of Head Dragon. If appropriate, please revise Note 4 to discuss how Mr. Jinxiang Lu acquired the other equity owners' interests in Head Dragon during the course of 2006, such that he became the sole shareholder at December 31, 2006.

- Please explain to us in more detail who the equity owners of GaoKe were and who the equity owners of Head Dragon were, along with their respective percentages of ownership, immediately prior to the merger between GaoKe and Head Dragon and immediately after the merger.

- Please help us to understand why the $7.22 million reduction to equity for the issuance of 200,000 shares of Head Dragon common stock differs from the principal value of the note payable issued to the owner of GaoKe, which you state in Note 4 was $7.66 million.

Undertakings, page II-3

39. Please revise to include the undertaking you deleted in paragraph 5(ii).

Exhibit 8.1

40. The introductory paragraphs discuss the common stock to be issued in the various transactions, but do not discuss the warrants or units. Please revise to cover the transactions in all of the securities registered.

41. We note the statement in the first sentence of the third to last paragraph. Please be advised that counsel must opine as to all of the material tax consequences. If counsel is unable to render an opinion with respect to a tax consequence, counsel must clearly identify it and state that it is unable to opine with respect to it, while stating why counsel is unable to opine as well as the possible outcomes and risks to investors of that tax consequence. Please revise accordingly.

Chardan South China Acquisition Corporation Form 10-Q for the period ended June 30, 2007

Certifications

42. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or, in her absence Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Douglas J. Rein
        Ms. JoAnn Koob
        DLA Piper US LLP
        4365 Executive Drive, Suite 1100
        San Diego, CA 92121-2133